                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934

For the second quarter ended                       JUNE 30, 2000
                            ---------------------------------------------------


                        STOCKSCAPE.COM TECHNOLOGIES INC.
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              SUITE #407 - 325 HOWE STREET, VANCOUVER, B.C. V6C 1Z7
                    (Address of principal executive offices)

      Registrant's telephone number, including area code: (604) 687-0619.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           FORM 20-F  X      FORM 40-F
                                     ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES    NO  X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



     UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "DOLLARS" AND "$" ARE
                      TO UNITED STATES DOLLARS.

--------------------------------------------------------------------------------

                                     FORM 61

                                QUARTERLY REPORT

                                        ------
INCORPORATED AS PART OF:                  X    SCHEDULE A
                                        ------

                                        ------
                                                  SCHEDULE B & C
                                        ------

                                             ISSUER DETAILS:

FOR QUARTER ENDED:                           JUNE 30, 2000
                                          -------------------------------------
DATE OF REPORT:                              AUGUST 21, 2000
                                          -------------------------------------

NAME OF ISSUER:                              STOCKSCAPE.COM TECHNOLOGIES INC.
                                          -------------------------------------
ISSUER'S ADDRESS:                            SUITE #407 - 325 HOWE STREET
                                          -------------------------------------
                                             VANCOUVER, BC, V6C 1Z7
                                          -------------------------------------
ISSUER'S FAX NUMBER:                         604-681-4170
                                          -------------------------------------
ISSUER'S PHONE NUMBER:                       604-687-0619
                                          -------------------------------------
CONTACT PERSON:                              MARK T. BROWN
                                          -------------------------------------
CONTACT'S POSITION:                          TREASURER
                                          -------------------------------------
CONTACT TELEPHONE NUMBER:                    604-687-0619
                                          -------------------------------------


                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

 John J. Brown                 "JOHN BROWN"               August 21, 2000
-------------------------------------------------------------------------------
Name of Director              Signed (TYPED)                Date Signed

Andrew F.B. Milligan      "ANDREW F.B. MILLIGAN"          August 21, 2000
--------------------------------------------------------------------------------
  Name of Director             Signed (TYPED)               Date Signed

                        STOCKSCAPE.COM TECHNOLOGIES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE PERIODS ENDING JUNE 30, 2000 AND 1999



--------------------------------------------------------------------------------

Management has compiled the unaudited interim financial information of Stockscape.com Technologies Inc. consisting of the interim balance sheet as at June 30, 2000 and the interim statement of operations and the interim statement of cash flows for the six months ended June 30, 2000. This financial information has not been audited or reviewed by an accounting firm. Readers are cautioned that these statements may not be appropriate for their purposes.

--------------------------------------------------------------------------------

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Balance Sheets as at June 30
(Expressed in Canadian Dollars unless otherwise stated)

-------------------------------------------------------------------------------

                                                          2000             1999
                                                          ----             ----
                               ASSETS
CURRENT ASSETS
  Cash and cash equivalents                        $   525,347       $  165,579
  Short term investments                             6,082,992               --
  Marketable securities                                 81,421              937
  Accounts receivable                                   72,469           64,411
  Prepaid expenses and deposits                         42,941            5,919
                                                   -----------       ----------
                                                     6,805,170          236,846

LONG TERM INVESTMENTS                                2,656,466               --

CAPITAL ASSETS                                         421,125          126,167

RESOURCE PROPERTY                                            1               --

INTANGIBLE ASSETS                                        9,775            9,910
                                                   -----------       ----------
                                                   $ 9,892,537       $  372,923
                                                   ===========       ==========

-------------------------------------------------------------------------------

                              LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued liabilities         $   244,019       $   83,297
  Unearned revenue                                     130,810           86,018
  Short term loan                                           --          103,376
                                                   -----------       ----------
                                                       374,829          272,691

                          SHAREHOLDERS' EQUITY

SHARE CAPITAL                                       12,004,432        1,082,500

DEFICIT                                             (2,486,724)        (982,268)
                                                   -----------       ----------
                                                     9,517,708          100,232
                                                   -----------       ----------
                                                   $ 9,892,537       $  372,923
                                                   ===========       ==========

-------------------------------------------------------------------------------

Approved by the Board of Directors


          "Andrew Milligan"                          "John Brown"
------------------------------------      -------------------------------------
        ANDREW F.B. MILLIGAN,                        JOHN J. BROWN
             DIRECTOR                                   DIRECTOR

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
For the Six Months Ending June 30
(Expressed in Canadian Dollars unless otherwise stated)

-------------------------------------------------------------------------------

                                                          2000             1999
                                                          ----             ----
REVENUE
  Web-site sales and service                        $  329,135         $502,485
  Investor on-line services                            857,359               --
                                                    ----------         --------
                                                     1,186,494          502,485

COST OF SALES                                        1,156,831          398,122
                                                    ----------         --------

GROSS PROFIT                                            29,663          104,363

GENERAL AND ADMINISTRATIVE EXPENSES
  Advertising and promotion                              7,442            9,038
  Amortization                                          80,637               --
  Annual report costs                                  113,497               --
  Audit and legal fees                                 107,789           10,527
  Corporate capital taxes                               21,411               --
  Management and administration fees                   292,262           35,648
  Foreign exchange                                      (2,850)             767
  Interest on debt                                          --           24,342
  Investor and shareholder relations                   147,773               --
  Listing and transfer fees                             15,124               --
  Office and miscellaneous                             176,723           16,550
  Rent                                                  33,084               --
  Salaries, wages and benefits                         177,329          130,721
  Travel                                                32,748            4,271
                                                    ----------         --------
                                                     1,202,969          231,864
                                                    ----------         --------

OPERATING LOSS                                       1,173,306          127,501

OTHER ITEMS
  Gain on sale of marketable securities                309,603               --
  Loss on disposal of fixed assets                          --          (16,042)
  Interest revenue                                     171,598            1,515
                                                    ----------         --------

NET LOSS FOR THE PERIOD                                692,105          142,028

DEFICIT, BEGINNING OF PERIOD                         1,794,619          840,240
                                                    ----------         --------

DEFICIT, END OF PERIOD                              $2,486,724         $982,268
                                                    ==========         ========

EARNINGS (LOSS) PER SHARE                           $    (0.03)        $  (0.01)
                                                    ==========         ========


-------------------------------------------------------------------------------

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
For the Six Months Ending June 30
(Expressed in Canadian Dollars unless otherwise stated)

-------------------------------------------------------------------------------


                                                          2000             1999
CASH PROVIDED BY (USED FOR)                               ----             ----

OPERATIONS

Net loss for the period                            $  (692,105)       $(142,028)
Items not involving cash
  Amortization                                          80,637           20,970
  Gain on sale of marketable securities               (309,603)              --
  Interest accrued on short term investments          (141,854)              --
  Interest capitalized on short-term loan                   --           21,105
  Loss on disposal of fixed assets                          --           16,042

Changes in non-cash working capital items
  Account receivable                                     1,412           10,331
  Prepaid expenses and deposits                        (20,740)           3,001
  Accounts payable and accrued liabilities             (18,461)         (17,209)
  Unearned revenue                                      63,553           30,794
                                                   -----------        ---------
                                                    (1,037,161)         (56,994)
INVESTING

Proceeds on sale of marketable securities              654,221               --
Purchase of capital assets                            (151,478)         (66,919)
Purchase of intangible assets                             (317)          (2,586)
Net purchase of short-term investments                 (93,537)              --
                                                   -----------        ---------
                                                       408,889          (69,505)

FINANCING

Proceeds on exercise of options                        206,250               --
Short-term financing                                        --          234,283
                                                   -----------        ---------
                                                       206,250          234,283
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                  (422,022)         107,784

CASH AND CASH EQUIVALENTS,
Beginning of Year                                      947,369           57,795
                                                   -----------        ---------

CASH AND CASH EQUIVALENTS,
End of Period                                      $   525,347        $ 165,579
                                                   -----------        ---------


-------------------------------------------------------------------------------

                                     FORM 61

                                QUARTERLY REPORT


INCORPORATED AS PART OF:               /  /  Schedule A

                                       /X/   SCHEDULE B & C

                                       ISSUER DETAILS:

FOR QUARTER ENDED:                     JUNE 30, 2000
                                      ----------------------------------------
DATE OF REPORT:                        AUGUST 29, 2000
                                      ----------------------------------------

NAME OF ISSUER:                        STOCKSCAPE.COM TECHNOLOGIES INC.
                                      ----------------------------------------
ISSUER'S ADDRESS:                      SUITE #407 - 325 HOWE STREET
                                      ----------------------------------------
                                       VANCOUVER, BC, V6C 1Z7
                                      ----------------------------------------
ISSUER'S FAX NUMBER:                   604-681-4170
                                      ----------------------------------------
ISSUER'S PHONE NUMBER:                 604-687-0619
                                      ----------------------------------------
CONTACT PERSON:                        MARK T. BROWN
                                      ----------------------------------------
CONTACT'S POSITION:                    TREASURER
                                      ----------------------------------------
CONTACT TELEPHONE NUMBER:              604-687-3520
                                      ----------------------------------------


                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

  John J. Brown                  "JOHN BROWN"                   August 29, 2000
-------------------------------------------------------------------------------
Name of Director                Signed (TYPED)                    Date Signed

Andrew Milligan               "ANDREW MILLIGAN"                 August 29, 2000
-------------------------------------------------------------------------------
Name of Director                Signed (TYPED)                    Date Signed

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended June 30, 2000

--------------------------------------------------------------------------------

1.   For the current fiscal year to date:

     General and Administrative Expenses -              Please see Statement of
                                                        Operations and Deficit

     Expenditures to non-arms length parties                          $ 250,252
                                                                      =========

2.   For the quarter under review:

     (a)  The following securities were issued:

                     Number of
            Date    Common Shares     Type of Issue     Consideration   Issue Price
          -------   -------------   -----------------   -------------   -----------
                                    Exercise of stock
          Various      50,000            options            Cash        $ 0.50 CDN


     (b)  There following stock options were granted during the quarter:

          Number of      Granted        Exercise         Expiry
            Shares         To            Price            Date
          ---------      -------        --------         ------
           300,000       Director      $ 0.75 USD    April 16, 2005
           -------
           300,000
           =======

     (c)  A total of 70,000 stock options expired during the quarter.

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended June 30, 2000

--------------------------------------------------------------------------------

3.   As at the end of the quarter:

     (a)  Authorized Share Capital:

     200,000,000 common shares without a par value of which 26,332,183 shares were issued and outstanding as at June 30.

     100,000,000 preferred shares without par value of which none have been issued.

     (b) Incentive Stock Options outstanding:

         Number of      Granted        Exercise          Expiry
           Shares         To             Price            Date
         ---------     ---------      ----------      -----------------
          425,000      Directors      $ 0.50 CDN      July 12, 2004
          400,000      Directors      $ 0.75 USD      January 9, 2005
            5,000      Officer        $ 0.50 CDN      July 12, 2004
          100,000      Officers       $ 0.75 USD      January 9, 2005
           45,000      Employees      $ 0.50 CDN      July 12, 2004
          115,000      Employees      $ 0.60 USD      November 30, 2004
          145,000      Employees      $ 0.75 USD      January 9, 2005
          127,500      Employees      $ 1.40 USD      March 22, 2005
          300,000      Director       $ 0.75 USD      April 16, 2005
        ---------
        1,662,500
        =========

         NOTE: All of the above US$ options were re-priced to $0.50 USD effective July 6, 2000.

         Warrants outstanding:

         Number of                    Exercise              Expiry
          Shares                       Price                 Date
         --------                    -----------        -----------------
          175,000                     $ 2.00 CDN        December 31, 2001
          400,000                     $ 0.50 CDN        June 30, 2002
          -------
          575,000
          =======

     (c) Total number of shares held in escrow: 10,000,000 common shares for a minimum of two years to July 9, 2001.

     (d)  Directors at June 30, 2000:        Andrew F. B. Milligan
                                             Sargent H. Berner
                                             A. Murray Sinclair
                                             John J. Brown
                                             Barry F. Duggan

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE C
Management Discussion

--------------------------------------------------------------------------------


REPORT TO THE SHAREHOLDERS:

The six-month period ended June 30, 2000 includes the consolidated operations of Stockscape.com Technologies Inc.

Sales for the period of $1,186,494, compared with sales of $502,485 for the corresponding six months in 1999, represents an increase of 136%. Cost of sales increased by 191% to $1,156,831 resulting in an operating margin of $29,663. An increase in expenses was largely attributable to the rapid build up of personnel to meet the continued growth of the business, coupled with $295,000 directly related to Stockscape's status as a public company. Amortization of new capital equipment acquired to meet higher performance standards accounted for an additional $80,000. The resultant net loss for the six months of $692,105 compares to a net loss of $142,028 for the six months in 1999. Cash and investments at June 30, 2000 was $9,346,226.

Continuing growth of sales and the Company's strategy of investing in technology and people, in preparation for continued growth, have had a positive effect in the number of website visitors and continuous users. Website visitors have increased three fold during the last three months.

The Company is accelerating rapidly in order to be first to market a fully integrated financial portal that provides "voice over the internet" telephony, real time video and audio streaming, and on-line Internet trading. The Company has entered into discussions with a provider of real time video news and entertainment content. We are on target to have these new features operational in the third quarter of 2000.

The Company executed a letter of intent to acquire all of the assets of US-based Silverback Communications Inc., effective August 1, 2000 for 1,500,000 shares, subject to all necessary regulatory approvals. Silverback is a well-established database brokerage and list management company. Stockscape continues to investigate new investing opportunities that will add to our future growth.

Barry F. Duggan
President and C.E.O.
August 28, 2000

INVESTORS RELATIONS

There are no current independent investor relations' agreements in place at this time.

                        STOCKSCAPE.COM TECHNOLOGIES INC.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              STOCKSCAPE.COM TECHNOLOGIES INC.

                                                             /s/ John J. Brown
Date:  August 29, 2000                             ---------------------------
                                                                 John J. Brown
                                                       Chief Financial Officer

                                                     /s/ Andrew F. B. Milligan

Date: August 29, 2000                             ----------------------------
                                                                     President